Exhibit 99.1

800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

TAOP Announces $3.35 Million Registered Direct Offering of Ordinary Shares

SHENZHEN, Mar. 2, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with certain strategic investors (the “Investors”) on March 1, 2021.

Pursuant to the Purchase Agreement, the Company agreed to sell to the Investors an aggregate of 500,000 ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $6.70 per share, in a registered direct offering. The gross proceeds to the Company from the financing are $3.35 million before deducting estimated offering expenses.

For more details of the financing, please see the Company’s Report on Form 6-K to be filed on or about March 2, 2021.

The Ordinary Shares described above are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement and the base prospectus contained therein. A shelf registration statement (SEC Filing No. 333-229323) relating to these securities has been filed with and was declared effective by the Securities and Exchange Commission (the “SEC”) on February 11, 2019. A prospectus supplement related to the offering will be filed with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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